Exhibit 4.53

Rights and Obligations Assumption Letter

This entity, Jinan Zhangqiu Phoenix City Lelebao Kindergarten, is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Jinan City at the Zhangqiu District branch office of the Municipal Bureau of Administrative Services on September 24, 2020. The Investor holds 75% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Jinan Zhangqiu Phoenix City Lelebao Kindergarten

(Seal) Jinan Zhangqiu Phoenix City Lelebao Kindergarten Affixed

By:	/s/ Wanpeng Mi
Name:	Wanpeng Mi
Title:	Legal Representative
Date:	December 14, 2020